Exhibit 99.2

United Maritime Reports Financial Results for the Fourth Quarter ended December 31, 2022 and Period from Commencement of Operations (July 6, 2022) to December 31, 2022
&
Initiates Quarterly Dividend of $0.075 Per Share

Financial Highlights of the Fourth Quarter of 2022:

◾	Net income: $36.5 million
◾	Adjusted net income[1]: $39.8 million
◾	EBITDA[1]: $38.9 million
◾	Earnings per share (“EPS”) (basic & diluted): $4.86 & $3.55
◾	Adjusted EPS[1] (basic & diluted): $5.36 & $3.90

Financial Highlights of the period from commencement of operations:

◾	Net income: $37.5 million
◾	Adjusted net income[1]: $40.9 million
◾	EBITDA[1]: $41.8 million
◾	Earnings per share (“EPS”) (basic & diluted): $7.79 & $4.92
◾	Adjusted EPS[1] (basic & diluted): $8.54 & $5.39
◾	Completed shareholder rewards of $23.4 million
o	$7.4 million in special dividend distribution
o	$6.0 million in stock buybacks
o	$10.0 million of convertible preferred shares redemption

Other Highlights and Developments:

◾	Initiates a regular quarterly dividend of $0.075 per share
◾	Commences second investment cycle of $98 million[2] consisting of:
o	Two Capesize vessels for a total purchase price of $36.25 million
o	Two Kamsarmax vessels for a total purchase price of $39.2 million
o	One Panamax vessel under a bareboat charter agreement with a purchase option

February 22, 2023 - Glyfada, Greece – United Maritime Corporation (“United” or the “Company”) (NASDAQ: USEA), announced today its financial results for the fourth quarter ended December 31, 2022 and the period from commencement of its operation on July 6, 2022 to December 31, 2022. The Company also declared a quarterly dividend of $0.075 per share.

For the quarter ended December 31, 2022, the Company generated net revenues of $14.9 million, while EBITDA for the quarter was $38.9 million. Net Income and Adjusted Net Income for the quarter were $36.5 million and $39.8 million respectively. The daily Time Charter Equivalent (“TCE”3) of the fleet for the fourth quarter of 2022 was $32,161.

1 Adjusted EPS, Adjusted Net Income, EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted EPS, Adjusted Net Income, EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 Including the bareboat hire payable throughout the 18-month period and upon exercising purchase option at the end of bareboat period.
3 TCE rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

For the period from commencement of its operation to December 31, 2022, the Company generated net revenues of $22.8 million, while EBITDA for the period was $41.8 million. Net Income and Adjusted Net Income for the period were $37.5 million and $40.9 million respectively, and the daily TCE of the fleet for the period was $28,752, while the average daily OPEX was $7,265.

Cash, cash-equivalents and restricted cash, as of December 31, 2022, stood at $69.9 million. Shareholders’ equity at the end of the fourth quarter was $64.6 million. Long-term debt net of deferred charges stood at $42.6 million, including a cash-collateralized $15.2 million loan tranche which will be collateralized by the two Capesize bulkers in the first quarter of 2023, while the book value of our fleet, including advances paid for the acquisition of the two Capesize bulkers, stood at $50.2 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“We are pleased to report a very profitable first operating period. We generated a net income of $37.5 million in just six months since the Company’s commencement of operations, which represents an amount significantly higher than our current market cap. This was achieved mainly as a result of the optimally timed vessel acquisitions and sales. For the three vessels that we sold, our return on equity exceeded 350% in less than six months.

“Consistent with our commitment to reward our shareholders, we paid a special dividend of $1 per share and completed $6 million in buybacks of common shares, totaling an amount of approximately $13.4 million, or approximately 52% of our current market cap. In addition, we redeemed the $10.0 million convertible preferred shares issued to Seanergy Maritime Holdings Corp. (“Seanergy”) as part of our initial spin-off transaction. All the above add up to approximately $23.4 million in shareholder reward initiatives, a figure which is not far from our current market cap. Finally, our board of directors has decided to initiate a regular quarterly dividend of $0.075 per share for the fourth quarter of 2022, that will be payable in April.

“As regards our financial performance during the quarter, we generated net revenue of $14.9 million. Adjusted EBITDA and Adjusted Net Income for the quarter was $42.3 million and $39.9 million respectively, including a gain of $36.1 million on the sale of vessels. The daily TCE of the fleet for the fourth quarter of 2022 was $32,161 reflecting the solid earnings of the tankers in the subject period, while our only Capesize vessel was earning a fixed daily rate of approximately $28,000 until the end of November 2022. As of the balance sheet date, we had approximately $70.0 million of cash4 and $42.6 million of debt outstanding. Both figures include a cash-collateralized $15.2 million loan, previously secured by the LR2 tanker that was sold. Book value of our vessels stood at approximately $50.2 million, capturing also approximately $12.7 million in advances for the acquisition of the two Capesize vessels. Stockholders’ equity stood at $64.6 million, compared to a market capitalization of $25.5 million as of February 17, 2023.

“As regards United’s next steps, we believe that the most compelling opportunities are currently in the dry bulk space, and we position the Company in order to benefit from the anticipated recovery, into a diversified range of vessel sizes. The recent weakness in the dry bulk market has been driven mainly by temporary factors, while the long-term supply and demand fundamentals remain fully intact and are stronger than what is implied by current vessel market values and spot rates. As the economic reality in China gradually improves towards the second half of 2023, we expect to see a tightening market for Capesize and Panamax vessels in the coming months.

“We have recently agreed to acquire five dry bulk vessels for a total consideration of approximately $98 million5, consisting of two Capesize vessels and two Kamsarmax vessels along with an 18-month bareboat charter agreement with a purchase option for one Panamax vessel built in Japan in 2013. Through these agreements, our fleet will increase to seven vessels and our cargo carrying capacity will be restored to 877.3 thousand tons, funded without diluting our shareholders.

“We strongly believe that the dry bulk market will improve substantially within 2023 and our solid balance sheet will allow us to take advantage of opportunities arising in the market. We intend to follow through on our successful investment strategy, produce strong returns and continue rewarding our shareholders.”

4 Includes restricted cash.
5 Upon exercising purchase option at the end of bareboat period.

Current Company Fleet:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration(1)
Gloriuship	Dry Bulk / Capesize	171,314	2004	Hyundai	T/C Index Linked(2)	Dec-22	Apr-23
Goodship	Dry Bulk / Capesize	177,536	2005	Mitsui	T/C Index Linked(2)	Jun-23	Dec-23
Chrisea(3)	Dry Bulk / Panamax	78,173	2013	Shin Kurushima	Spot
Epanastasea	Tanker / LR2	109,647	2008	Dalian	Fixed Rate T/C(4)	Mar-23	Apr-23
Total/Average age		536,670	15.3 years

(1)	The latest redelivery dates do not include any additional optional periods.

(2)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA Rate for the selected period.

(3)
The vessel is technically and commercially operated by United on the basis of an 18-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

(4)
The vessel was delivered to the charterer on September 2, 2022, with an attached time-charter with A.D.N.O.C. and a remaining period of two months. In November 2022, the T/C was further extended until minimum March 2023, up to maximum April 2023. The daily charter hire is currently $43,500 until the expiration of the charterparty.

Fleet to be delivered*:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard
Tradership	Dry Bulk / Capesize	176,925	2006	Namura
Liberty K tbr Oasea	Dry Bulk / Kamsarmax	82,217	2010	Tsuneishi
Hampton Bay tbr Cretansea	Dry Bulk / Kamsarmax	81,508	2009	Universal
Total/Average age		340,650	14.6 years

*The M/V Tradership is expected to be delivered to the Company by the end of February 2023. The M/V Liberty K tbr Oasea and the M/V Hampton Bay tbr Cretansea are expected to be delivered to the Company by mid-April and end-April 2023, respectively.

Fleet Data:

(Amounts in U.S. Dollars)
	Q4 2022	From July 6, 2022 to December 31, 2022
Ownership days(1)	366	614
Operating days(2)	366	610
Fleet utilization(3)	100%	99.3%
TCE rate(4)	$32,161	$28,752
Daily Vessel Operating Expenses(5)	$7,057	$7,265

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q4 2022	From July 6, 2022 to December 31, 2022
Vessel revenue, net	14,932	22,784
Less: Voyage expenses	3,161	5,245
Time charter equivalent revenues	11,771	17,539
Operating days	366	610
TCE rate	$32,161	$28,752

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs of acquired vessels, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q4 2022	From July 6, 2022 to December 31, 2022
Vessel operating expenses	3,000	5,179
Less: Pre-delivery expenses	417	718
Vessel operating expenses before pre-delivery expenses	2,583	4,461
Ownership days	366	614
Daily Vessel Operating Expenses	$7,057	$7,265

Net Income to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q4 2022	From July 6, 2022 to December 31, 2022
Net income	36,462	37,490
Add: Interest and finance costs, net	1,466	2,413
Add: Depreciation and amortization	957	1,903
EBITDA	38,885	41,806
Add: Stock based compensation	2,789	2,789
Add: Loss on extinguishment of debt	593	593
Adjusted EBITDA	42,267	45,188

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation and loss on extinguishment of debt, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and Adjusted EBITDA are presented as we believe that this measure is useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Net Income and Adjusted Net income Reconciliation and calculation of Adjusted Earnings Per Share

(In thousands of U.S. Dollars)

	Q4 2022	From July 6, 2022 to December 31, 2022
Net income	36,462	37,490
Add: Stock based compensation	2,789	2,789
Add: Loss on extinguishment of debt	593	593
Adjusted net income	39,844	40,872
Adjusted net income – common stockholders, basic	36,279	38,469
Adjusted net income – common stockholders, diluted	37,328	39,317
Adjusted net income per common share, basic	5.36	8.54
Weighted average number of common shares outstanding, basic	6,769,246	4,503,397
Adjusted net income per common share, diluted	3.90	5.39
Weighted average number of common shares outstanding, diluted	9,565,410	7,299,561

To derive Adjusted Net Income and Adjusted Earnings Per Share from Net Income, we exclude certain non-cash items, as provided in the table above. We believe that Adjusted Net Income and Adjusted Earnings Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock based compensation, loss on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q4 2022	From July 6, 2022 to December 31, 2022
Interest and finance costs, net	(1,466)	(2,413)
Add: Amortization of deferred finance charges and other discounts	234	352
Cash interest and finance costs	(1,232)	(2,061)

Fourth Quarter and Recent Developments:

Distributions to shareholders

Introduction of regular quarterly dividend

The Company announced the initiation of a regular quarterly cash dividend of $0.075 per common share and declared a dividend of $0.075 per share for the fourth quarter of 2022. The quarterly dividend for the fourth quarter of 2022 is payable on or about April 6, 2023, to all shareholders of record as of March 22, 2023.

Special Dividend Distribution

In November 2022, the Company declared a special cash dividend of $1.00 per common share in connection with the profitable sale of two Aframax vessels. The dividend was paid around January 10, 2023.

Share Buybacks

In September and October 2022, the Company completed two share buyback plans, repurchasing an aggregate of approximately 3.3 million common shares at an average price of $1.81 per share for a total amount of $6.0 million.

In October 2022, as previously announced, the Board of Directors authorized an additional share buyback plan, under which the Company may repurchase up to $3.0 million of its outstanding common shares in the open market through the period ending March 31, 2023. Substantially, all of this $3.0 million authorization remains available for buybacks.

Redemption of the Series C Preferred Shares

In November 2022, the Company fully redeemed the 10,000 Series C preferred shares issued to Seanergy at a price equal to 105% of the original issue price for a total cash outflow of $10.6 million, including all accrued and unpaid dividends up to the redemption date.

Vessel transactions and commercial updates

Sale of LR2 tanker (M/T Minoansea)

In December 2022, the Company sold one of its LR2 product tankers, the 2008-built MT Minoansea to an unaffiliated third party. The vessel’s gross sale price was $39.0 million, which represents a premium of over 100% of the vessel’s acquisition price.

Capesize Acquisitions (M/V Goodship and M/V Tradership)

In February 2023, the Company took delivery of the 177,536 dwt M/V Goodship built in 2005 in Japan, while the 176,925 dwt M/V Tradership built in 2006 in Japan is expected to be delivered to the Company by the end of  February 2023. We agreed to purchase from Seanergy the vessels for an aggregate price of $36.25 million which will be funded by the Company’s cash reserves, including a cash-collateralized $15.2 million loan, previously secured by the LR2 tanker that was sold in December 2022. M/V Goodship is chartered by an international charterer for a period until minimum June 2023 up to maximum December 2023, at an index-linked rate. The M/V Tradership is chartered by a major European charterer for a period until minimum June 2023 up to maximum October 2023, at an index-linked rate.

Kamsarmax Acquisitions (M/V Hampton Bay tbr Cretansea and M/V Liberty K tbr Oasea)

In February 2023, the Company entered into agreements to purchase two Kamsarmax bulk carriers which upon their delivery will be renamed M/V Cretansea and M/V Oasea for an aggregate purchase price of $39.2 million. The 81,508 dwt M/V Cretansea was built in Japan in 2009 while the 82,217 dwt M/V Oasea was built by a first-class Japanese yard in China in 2010. Their deliveries are expected by mid and end April 2023, respectively. The acquisitions are expected to be funded by a combination of cash on hand and proceeds from new debt financings.

Bareboat Agreement for one Panamax bulk carrier

In February 2023, the Company entered into a bareboat charter agreement for the 2013 Japanese-built Panamax bulk carrier, which was renamed M/V Chrisea. The vessel is chartered by the Company under an 18-month bareboat charter agreement, with a downpayment of $7.0 million, a daily charter rate of $7,300 over the period of the bareboat charter and a purchase option of $12.4 million at the end of the bareboat charter. In aggregate the acquisition cost for the vessel, in the event that the purchase option is exercised, will be approximately $23.4 million.

Financing Updates

Amended “August 2022 Entrust” Facility (Previous Four Tankers Facility)

In December 2022, as part of the sale of the M/T Minoansea and the acquisitions of the M/V Goodship and M/V Tradership, the Company reached an agreement to replace the collateral under the loan tranche formerly secured by the M/T Minoansea. Under the terms of the amended agreement, the $15.2 million tranche, is replaced by two tranches of $7.0 and $8.2 million, secured by the M/V Goodship and M/V Tradership (upon her delivery to the Company), respectively, bearing a fixed rate of 9.0% per annum. The amended facility, has an outstanding balance of $31.2 million, is secured by the M/T Epanastasea, the M/V Goodship and the M/V Tradership and amortizes through three quarterly instalments averaging $2.0 million commencing nine months after the original drawdown date, followed by a $25.2 million balloon payable at maturity.

Update on Number of Common Shares Issued and Outstanding

As of February 21, 2023, the Company has 8,596,243 common shares issued and outstanding. This includes 674,030 shares issued pursuant to exercises of Class A warrants for aggregate proceeds of $1.9 million.

Conference Call:

The Company’s management will host a conference call to discuss the financial results today, Wednesday, February 22, 2023 at 10:00 a.m. Eastern Time.

Audio Webcast:

There will be a live, and then archived, webcast of the conference call through the Company’s website. To listen to the archived audio file, visit our website, in the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

United Maritime Corporation
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

December 31, 2022
ASSETS
Cash and cash equivalents and restricted cash	69,932
Vessels, net and advances for vessels’ acquisitions	50,199
Other assets	5,524
TOTAL ASSETS	125,655

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt	42,606
Other liabilities	18,481
Stockholders’ equity	64,568
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	125,655

United Maritime Corporation
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share
and per share data, unless otherwise stated)

	Three months period ended December 31, 2022	From January 20, 2022 (date of inception) to December 31, 2022
Vessel revenue, net	14,932	22,784
Expenses:
Voyage expenses	(3,161)	(5,245)
Vessel operating expenses	(3,000)	(5,179)
Management fees	(295)	(526)
General and administrative expenses	(5,082)	(5,524)
Depreciation and amortization	(957)	(1,903)
Gain on sale of vessels	36,095	36,095
Operating income	38,532	40,502
Other expenses:
Interest and finance costs, net	(1,466)	(2,413)
Loss on extinguishment of debt	(593)	(593)
Other, net	(11)	(6)
Total other expenses, net:	(2,070)	(3,012)
Net income	36,462	37,490
Net income attributable to common stockholders	32,897	35,086

Net income per common share, basic	4.86	7.79
Net income per common share, diluted	3.55	4.92
Weighted average number of common shares outstanding, basic	6,769,246	4,503,397
Weighted average number of common shares outstanding, diluted	9,565,410	7,299,561

United Maritime Corporation
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)

From January 20, 2022 (date of inception) to December 31, 2022
Net cash provided by operating activities	6,737
Net cash provided by investing activities	36,327
Net cash provided by financing activities	26,868

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. Including the newly delivered M/V Goodship and M/V Chrisea, the Company operates a fleet of 1 tanker vessel, 2 Capesize and 1 Panamax dry bulk vessels.

Upon completion of the previously announced transactions, the Company's fleet will consist of 7 vessels (1 LR2 tanker, 3 Capesize, 2 Kamsarmax, 1 Panamax), with an aggregate cargo carrying capacity of 877,320 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company's operating or financial results; the Company's financial condition and liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for crude oil, petroleum products, dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its registration statement on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com